Exhibit 21.1

SUBSIDIARIES OF CRONOS GROUP INC.
As of December 31, 2020

Subsidiaries	State or other jurisdiction of incorporation or organization
Hortican Inc.	Canada
Peace Naturals Project Inc.	Canada
Cronos Global Holdings Inc.	Canada
Cronos Canada Holdings Inc.	Canada
Original BC Ltd.	Canada
Cronos Malta Holdings Limited	Malta
Cronos Research Labs Ltd.	Israel
Cronos Israel G.S. Store Ltd.	Israel
Cronos Israel G.S. Cultivation Ltd.	Israel
Cronos Israel G.S. Pharmacy Ltd.	Israel
Cronos Israel G.S. Manufacturing Ltd.	Israel
Cronos Group Celtic Holdings Ltd.	Ireland
Cronos Group USA Holdings Company Limited	British Columbia, Canada
Cronos USA Holdings Inc.	Delaware, USA
Cronos USA Client Services LLC	Delaware, USA
Zeus Cannabinoids LLC	Delaware, USA
Redwood Wellness, LLC	Delaware, USA
Redwood IP Holding, LLC	Delaware, USA
Redwood Retail, LLC	California, USA
Redwood Operations CA, LLC	California, USA
Thanos Holdings Ltd. d/b/a Cronos Fermentation	British Columbia, Canada